

December 17, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:     NEOS ETF Trust
        Issuer CIK:        0001848758
        Issuer File Number:      333-253997 / 811-23645
        Form Type:      8-A12B
        Filing Date:      December 17, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the NEOS MLP & Energy Infrastructure High Income ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications